SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2004

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

1 October 2004	Matav- Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Amit Levin Chief Executive Officer

Print the name and title of the signing officer under his signature

U.S. DISTRICT COURT RULES IN FAVOR OF WARNER BROS.

NETANYA, Israel, October 1, 2004. Matav-Cable Systems Media Ltd. (Nasdaq: MATV) today announced that the district court in Los Angeles, California, ruled in favor of Warner Bros. International Television Distribution in its breach of contract lawsuit against Golden Channels & Co., one of the Israeli cable television operators.

As previously reported, Warner, which was a provider of movies, series and other content to the Israeli cable television operators, filed the lawsuit in December 2002, seeking monetary compensation in the amount of approximately $25 million, on the grounds of breach of contract with Golden Channels, pursuant to which Warner provided contents and other broadcasting rights to Golden Channels. On September 28, 2004, the district court awarded Warner damages in the amount of approximately $19.3 million (excluding attorney fees) and rejected Golden Channels’ counterclaims in the matter. Matav received the verdict yesterday.

Pursuant to an agreement among the Israeli cable television operators (including Golden Channels, and Matav) and HOT Vision, a company established by the cable operators for the purpose of jointly purchasing and producing content for local cable channels, Matav is required to indemnify Golden Channels (through HOT Vision) for approximately 26.5% of the damages awarded to Warner , amounting to approximately $5.1 million.

The Israeli cable television operators (including Golden Channels and Matav) are reviewing the district court’s verdict and its implications and will consider whether to appeal the court’s ruling.

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s investments include approximately 5.3 percent of Partner Communications Ltd., a GSM mobile phone company, and 10 percent of Barak I.T.C. (1995), one of the three international telephony-service providers in Israel.

(This press release contains forward-looking statements with respect to the Company’s business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company’s products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company todiffer materially from those contemplated in such forward-looking statements. The Company undertakes noobligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Ori Gur-Arieh, Counsel

Matav Cable Systems

Telephone: +972-9-860-2261

Ayelet Shaked Shiloni

Integrated IR

Telephone US: +1-866-447-8633 / Israel: +972-3-635-6790

E-Mail: ayelet@integratedir.com